EXHIBIT 99.5

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Director’s dealing in Telkom SA Limited securities

In terms of Section 3.63 – 3.74 of the JSE Securities Exchange South Africa

Listing Requirements the following information is disclosed regarding dealings in the Company’s shares by a director.

As at 31 August 2005, a total of 29 669 Telkom conditional shares had been awarded to Mr SE Nxasana in terms of the Telkom Conditional Share Plan. Of these shares, 17 341 were due to vest in June 2007 and the remainder in June 2008, on condition that certain individual and Company performance targets were met.

Following Mr Nxasana’s resignation as Chief Executive Officer of Telkom SA Ltd on 31 August 2005 the Board has resolved to accelerate the vesting period of Mr Nxasana’s Telkom conditional shares, with the result that the entire allocation of 29 669 shares vested as ordinary shares on 31 August 2005. Mr Nxasana was notified in this regard on Thursday, 8 September 2005.

Based on the Telkom closing price of 31 August 2005, the 29 669 ordinary shares are valued at R 3 742 744.

Pretoria

12 September 2005